FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 19, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated March 19, 2004.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES MARCH 2004 DISTRIBUTION

March 19, 2004  Paramount Energy Trust ("PET" or the “Trust”) (TSX – PMT.UN) is pleased to confirm that its distribution on April 15, 2004 in respect of income received by PET for the month of March 2004, for Unitholders of record on March 31, 2004, will be $0.16 per Trust Unit.  The ex-distribution date is March 29, 2004.  This brings cumulative distributions paid to-date to $3.404 per Trust Unit. It is expected that this level of monthly distribution will be sustainable for the foreseeable future assuming the current forward market for natural gas prices, the shut-in of additional volumes of gas due to the gas/bitumen issue as recommended by the AEUB Staff Submission Group (“SSG”) and that compensation for such shut-in, other than the temporary financial assistance program presently in place, is delayed beyond the date of shut-in.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  March 19, 2004